EXHIBIT 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

1.   Name and Address of Corporation:

NexGen Energy Ltd. (the “Corporation”)
Suite 3150, 1021 West Hastings Street
 Vancouver, BC V6E 0C3

2.   Date of Material Change:

June 29, 2017

3.   News Release:

On June 30, 2017, the Corporation issued a news release reporting the material change through CNW (Canada NewsWire). The news release was also filed on SEDAR on June 30, 2017.

4.   Summary of Material Change:

On June 30, 2017, the Corporation announced that it had entered into a binding term sheet with CEF Holdings Limited (“CEF”) dated June 29, 2017 (the “Term Sheet”). Pursuant to the Term Sheet, CEF and/or its affiliates and/or affiliates of its shareholders (collectively, the “Investors”) will arrange or provide financing to the Corporation in the amount of US$110 million, comprised of:
(i)	US$50 million private placement of common shares of the Corporation (the “Placement Shares”) to the Investors (the “Common Share Placement”); and
(ii)
US$60 million private placement of aggregate principal amount of 7.5% unsecured convertible debentures (the “New Debentures”) to the Investors (the “New Debenture Placement”, and collectively with the Common Share Placement, the “Financing”).

In connection with the Financing, the Term Sheet also provides that the trust indenture entered into between Computershare Trust Company of Canada and the Corporation dated June 10, 2016 (the “Indenture”) will be amended to: (i) extend the maturity date of the existing US$60 million aggregate principal amount of 7.5% unsecured convertible debentures (the “Existing Debentures”) previously issued pursuant to the Indenture to match the maturity date of the New Debentures; and (ii) revise certain other non-financial provisions of the Existing Debentures including the strategic alignment provisions described below.

5.   Full Description of Material Change:
On June 30, 2017, the Corporation announced that it had entered into the Term Sheet with CEF. Pursuant to the Term Sheet, the Investors will arrange or provide financing to the Corporation in the amount of US$110 million, comprised of: (i) the Common Share Placement; and (ii) the New Debenture Placement.
In connection with the Financing, the Term Sheet also provides that the Indenture will be amended to: (i) extend the maturity date of the Existing Debentures previously issued pursuant to the Indenture to match the maturity date of the New Debentures; and (ii) revise certain other non-financial provisions of the Existing Debentures including the strategic alignment provisions described below.
The Common Share Placement
The Common Share Placement will result in the issuance of approximately 24.1 million Placement Shares at a price of C$2.70 (US$2.07 at an exchange rate of 1.3060) per Placement Share representing the 20-day VWAP of the common shares of the Corporation (the “Common Shares”). The “20-day VWAP” was calculated as the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the 20 trading days ending on the day prior to the date of execution of the Term Sheet, converted into US$ using the C$-US$ daily average rate of exchange published by the Bank of Canada for each relevant date.
The New Debenture Placement
The New Debentures will carry a 7.5% coupon (the “Interest”) over a 5-year term. The New Debentures will be convertible at the holder’s option into Common Shares at a conversion price (the “Conversion Price”) of C$3.52 (US$2.69 at an exchange rate of 1.3060), equal to a 30% premium to the 20-day VWAP.
The Corporation will be entitled, on or after the third anniversary of the date of the issuance of the New Debentures, at any time that the 20-day VWAP exceeds 130% of the Conversion Price, to redeem the New Debentures at par plus accrued and unpaid Interest.
Two-thirds of the Interest (equal to 5% per annum) is payable in cash. One-third of the Interest (equal to 2.5% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP on either the TSX or NYSE MKT (whichever has the greatest trading volume of Common Shares) ending on the day prior to the date such Interest payment is due.
Strategic Alignment Provisions
In consideration for the increased investment in the Corporation, the Corporation and the Investors will enter into an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement will provide for the following:
(i)
For so long as the Investors hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree: (i) not to tender or agree to tender (or convert) the New Debentures or the Existing Debentures or any Common Shares they hold to an unsolicited takeover bid, (ii) to exercise the votes attached to all Common Shares they hold in respect of any change of control transaction, and deposit or tender such Common Shares, in accordance with the recommendation of the board of directors of the Corporation (the “Board”), (iii) to withhold votes in respect of any Common Shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any Common Shares they hold contrary to the recommendation of the Board;

(ii)
For so long as the Investors hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree to a standstill whereby they will, among other things, not acquire any securities of the Corporation or solicit proxies or otherwise attempt to influence the conduct of security holders of the Corporation;

(iii)
For so long as the Investors hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will be subject to restrictions on disposition applicable to any Common Shares they hold, consisting of giving prior notice to the Corporation of any proposed disposition of more than 0.5% of the number of Common Shares then outstanding and either: (i) disposing of such Common Shares to specific willing investors identified by the Corporation within a 7-day period; or (ii) disposing of such Common Shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Corporation within the 7-day period; and

(iv)	For so long as the Investors hold at least 15% of the Common Shares (on a partially diluted basis), the Investors will have the right to nominate one director to the Board.
Use of Proceeds
Proceeds from the Financing will be used to fund the continuing exploration and development of the Corporation’s SW2 properties (which includes the Rook 1 project) and for general corporate purposes.
Approval
The Financing is subject to the satisfaction of customary closing conditions, including regulatory approval, the completion of definitive documentation, there being no material adverse change in the business of the Corporation, or a major event of national or international consequence that disrupts the financial markets or the business, operations or affairs of the Corporation.
6.   Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.   Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.   Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer
Chief Executive Officer
Officer Phone: (604) 428-4112
Email: lcuryer@nxe-energy.ca

9.   Date of Report:

July 10, 2017

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including, without limitation, the completion of the Financing, the use of proceeds from the Financing, and the receipt of all required regulatory approval of the Financing, including of the TSX and the NYSE MKT. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Corporation’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the Financing will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct the Corporation’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Corporation in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of the Corporation to differ materially from any projections of results, performances and achievements of the Corporation expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Corporation’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, specific risks relating to the negotiation and execution of the definitive agreements for the Financing, the use of proceeds from the Financing, the satisfaction of each party’s obligations in accordance with the terms of the definitive agreements for the Financing; failure to receive any required regulatory approvals (including stock exchange) or other approvals, and other factors discussed or referred to in the Corporation’s Annual Information Form dated March 31, 2017 under “Risk Factors”.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Corporation  undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.